FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
A Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company”), a company headquartered at Avenida Brigadeiro Luiz Antônio, n.º 3.142, in the city and State of São Paulo, pursuant to the provisions in paragraph 4, of article 157, of Law 6404, of December 15, 1976, and in the Brazilian Securities Commission (CVM) Instruction 358, of January 3, 2002, hereby announces to its investors and public in general that the Board of Directors’ Meeting, held on March 27, 2007, approved the sixth (6th) issuance of the Company’s debentures (“Issuance”), which shall be subject to public distribution (“Offering”) after the registration of the Offering is approved by CVM. The offering registration request was filed with CVM on February 21, 2007.

The Issuance is composed of up to eighty thousand (80,000) simple unsecured debentures not convertible into shares issued by the Company, with unit face value, at the issuance date, i.e., March 1, 2007 (“Issuance Date”), of ten thousand reais (R$10,000.00) (“Unit face value”) and will be carried out in two tranches, and a portion of these Debentures will be issued in the first tranche issuance (“First Tranche Debentures”) and the other portion of the Debentures will be issued in the second tranche issuance (“Second Tranche Debentures”), and the First Tranche Debentures and the Second Tranche Debentures shall be jointly referred to merely as “Debentures”). The number of Debentures to be issued in each tranche shall be defined through a bookbuilding procedure to be carried out by the Coordinators (“Bookbuilding Procedure”).

The number of First Tranche Debentures may be increased by up to twenty percent (20%) in relation to the originally offered number, at the Company’s discretion, and the institutions responsible for coordinating the Offering (“Coordinators”) may opt for the distribution of an additional lot of up to fifteen percent (15%) in relation to the number of originally offered First Tranche Debentures, upon the Company’s express written authorization, solely to meet any excess demand noted by the Coordinators in the Bookbuilding Procedure, under the same conditions and price of the originally offered First Tranche Debentures.

The First Tranche Debentures will be entitled to compensatory interest counted from the Issuance Date or the last interest payment date, as the case may be, levied on its Unit Face Value, and established based on the accrued daily average rates of the one-day DI – Interbank Deposits, known as “over extra group”, expressed as a percentage per annum, based on a year of two hundred fifty-two (252) days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, in the Daily Bulletin available in its website (http://www.cetip.com.br), plus spread to be defined in the Bookbuilding Procedure, which may not exceed 0.70% (seventy hundredth percent) per annum, based on a year of two hundred fifty-two (252) days (“Compensation”). The Compensation, as defined in the Bookbuilding Procedure, shall be equally applied to the Second Tranche Debentures, duly on a half-yearly basis, from the Issuance Date, always on the 1st of March and September of each year.

The funds obtained by the Company by means of the public placement of the First Tranche Debentures will be used for payment of the Company’s short-term debts, and the funds obtained by means of the public placement of the Second Tranche Debentures will be used by the Company for rescheduling of part or total Company’s debt represented by the Company’s fifth issuance debentures.

The Debentures shall be subject to public distribution on a best efforts basis, by means of the intermediation of the Coordinators, and there shall be no reserves in advance or fixation of maximum or minimum lots. Any Debentures not subject to the placement will be cancelled by the Company.

For further information on the Offering or Debentures, the interested parties must go to the CVM or the Company’s or Coordinators’ headquarters, in the addresses stated in the preliminary prospectus made available to CVM upon submission of the offering registration request.

São Paulo, March 27, 2007

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 27, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.